SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 250TH

ORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the undersigned members of the Board of Directors (BoD) met on May 08, 2024, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the City of Curitiba, State of Paraná, to discuss the items on the agenda of this meeting. Marcel Martins Malczewski, Chair of the Board, welcomed everyone and invited me, Victória Baraldi Mendes Batista, to act as secretary.

The Board of Directors resolved on the matters below, including other topics:

1. Deliberation on the Interim Financial Statements for the 1st Quarter of 2024 (consolidated). Adriano Rudek de Moura, Chief Financial and Investors Relations Officer, and Robson Carlos Nogueira, Accounting Superintendent, presented the financial results for the 1st quarter of 2024. They recorded that the quarterly information is in the final phase of review by independent auditor Pricewaterhouse Coopers Auditores Independentes Ltda. - PWC, which should issue its unqualified audit report on this date. Then, the Statutory Audit Committee (CAE) members were heard, who stated that they discussed the matter in their 300th Meeting, held on May 7, 2024, and after analyzing the matter, stated that the Interim Financial Statements for the 1st quarter of 2024 can be approved by the Board of Directors. Therefore, the Board of Directors, after: a) receiving and analyzing the final version of the Interim Financial Statements for the 1st quarter of 2024; b) analyzing the information on the Financial Statements provided by PWC; c) receiving the favorable opinion of the Executive Board of Copel (Holdco), expressed in its 2600th Meeting, held on May 3, 2024; and d) receiving the favorable opinion expressed by the Statutory Audit Committee, unanimously resolved to approve the Interim Financial Statements for the 1st quarter of 2024 of Copel (Holdco) and forward it to the Fiscal Council for its analysis and opinion, to be then filed with the Brazilian Securities and Exchange Commission - CVM, under the rules in force. ---------------------------------------------------------

2. Deliberation on the 2024 Reference Form - RF. Adriano Rudek de Moura, Chief Financial and Investors Relations Officer, accompanied by his team, presented updated information about the 2024 Reference Form - RF, prepared in accordance with CVM Resolution 80/2022 and other pertinent laws and regulations. He stated that the document, which contains information about Copel, is at the disposal of the CVM and capital markets professionals and that it can be used by financial institutions as the Company’s prospectus for future fundraising and the issue of shares. He also emphasized key topics and changes made to the Reference Form, especially concerning updates reflecting the post-corporation scenario. Then, the Statutory Audit Committee (CAE) members were heard, who stated that they discussed the matter in their 300th Meeting, held on May 7, 2024, and recommended said Board approve it. After analyzing the information, discussing the topic, and providing clarification, and based on the favorable opinion of the Executive Board in its 2600th Meeting, held on May 3, 2024, as well as the Statutory Audit Committee, as recorded above, the Board of Directors unanimously approved the 2024 Reference Form - RF, under the terms of the material made available, which remains in the custody of the Governance Bodies Secretariat, as well as authorized its filing with the Brazilian Securities and Exchange Commission, and its disclosure on the pertinent channels.----------------------------------------------------------------------------------

3. Deliberation on Integrated Report 2023. Vicente Loiácono Neto, Deputy Governance, Risk and Compliance Officer, accompanied by his team, presented Copel Integrated Report 2023, which is based on the materiality revised and reinforced in 2023, and includes the material topics approved on November 1, 2023 by the Board of Directors - BoD, for the 2023/2024 reporting period, namely: Population Safety, Customer Satisfaction, Wellness, Health and Safety for the Workforce, Social Commitment, Transformation of the Energy Sector, Economic and Financial Performance,

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

Sustainable Supplier Management, People Management, Corporate Governance and Environmental Commitment. He also highlighted that the preparation of the document was supported by Report, a specialized consultancy, and that the information contained in it was verified and assured by Deloitte Touche Tohmatsu Auditores Independentes Ltda. - Deloitte. Then, the Sustainable Development Committee (CDS) members were heard, who stated that the matter was discussed in their 38th Meeting, held on May 07, 2024, and recommended the approval of the matter by the Board of Directors. The Board of Directors, after analyzing and discussing the matter, considering the favorable opinion of the Executive Board, in its 2600th Meeting, held on May 3, 2024, as well as that of the CDS, as recorded above, unanimously approved Copel Integrated Report 2023, under the terms presented and the material made available, which is in the custody of the Governance Bodies Secretariat, with disclosure to stakeholders linked to the issue of the Letter of Assurance by external auditor Deloitte.--------------------------------------------------------------------------------

4. Deliberation about the 2024 Governance Report. Vicente Loiácono Neto, Deputy Governance, Risk and Compliance Officer, accompanied by his team, presented the 2024 Governance Report, clarifying that the document was prepared in compliance with CVM Instruction 80/2022 and reflects the Company’s adherence to best corporate governance practices set out in the Brazilian Code of Corporate Governance - Publicly-Held Companies. He also stressed that the Company virtually applies all the recommended practices. Then, the Sustainable Development Committee (CDS) members were heard, who stated that the matter was discussed during their 38th Meeting, held on May 07, 2024, and recommended the approval of the matter by the Board of Directors. The Board of Directors, after analyzing and discussing the matter, considering the favorable opinion of the Executive Board, in its 2600th Meeting, held on May 3, 2024, as well as that of the CDS, as recorded above, unanimously approved the 2024 Governance Report as presented and according to the material made available, which is in the custody of the Governance Bodies Secretariat. ---------------

5. Election of Statutory Audit Committee member. The Board of Directors unanimously resolved to elect, with abstention of the appointee, as member of the Statutory Audit Committee, to complete the 2023-2025 office term: Pedro Franco Sales, Brazilian citizen, married, electrical production engineer, holder of identification document (RG) number 11073177-5/IFP-RJ, inscribed in the register of individual taxpayers (CPF/MF) under number 098.446.557-06, resident and domiciled at Alameda Casa Branca nº 1077, ap. 31, Jardim Paulista, CEP 01408-001, in the city and state of São Paulo, replacing Marco Antônio Barbosa Cândido. It is registered herein that due to the election recorded above, the Statutory Audit Committee of Companhia Paranaense de Energia - Copel will now be composed of the following members for the 2023/2025 office term: Carlos Biedermann (Coordinator), Pedro Franco Sales, and Luiz Claudio Maia Vieira. ---------------------------

6. Election of Investment and Innovation Committee member. The Board of Directors unanimously resolved to elect, with abstention of the appointee, as member of the Investment and Innovation Committee, to complete the 2023-2025 office term: Pedro Franco Sales, Brazilian citizen, married, electrical production engineer, holder of identification document (RG) number 11073177-5/IFP-RJ, inscribed in the register of individual taxpayers (CPF/MF) under number 098.446.557-06, resident and domiciled at Alameda Casa Branca nº 1077, ap. 31, Jardim Paulista, CEP 01408-001, in the city and state of São Paulo, replacing Geraldo Corrêa De Lyra Junior. It is registered herein that due to the election recorded above, the Investment and Innovation Committee of Companhia Paranaense de Energia - Copel will now be composed of the following members for the 2023/2025 office term: Marco Antônio Barbosa Cândido (Coordinator), Marcelo Souza Monteiro, and Pedro Franco Sales. --------------------------------------------------------------------------

7. Election of Sustainable Development Committee member and coordinator. The Board of Directors unanimously resolved to elect, with abstention of the appointee, as member and coordinator of the Statutory Audit Committee, to complete the 2023-2025 office term: Geraldo Corrêa De Lyra Junior, Brazilian citizen, married, air force lieutenant colonel, holder of identification document (RG) number 63.036.426-6/SSP-SP, inscribed in the register of individual taxpayers

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

(CPF/MF) under number 050.877.478-09, resident and domiciled at Rua Carneiro Lobo nº 153, ap. 702, Água Verde, CEP 80240-240, in the city of Curitiba, state of Paraná, to fill the vacant position as a result of resignation. It is registered herein that due to the election recorded above, the Sustainable Development Committee of Companhia Paranaense de Energia - Copel will now be composed of the following members for the 2023/2025 office term: Geraldo Corrêa de Lyra Junior (Coordinator), Fausto Augusto de Souza, and Lavinia Rocha de Hollanda. --------------------------------

8. Election of People Committee (CDG) member. The Board of Directors unanimously resolved to elect, with abstention of the appointee, as member of the People Committee, to complete the 2023-2025 office term: Viviane Isabela De Oliveira Martins, Brazilian citizen, married, industrial mechanical engineer, holder of identification document (RG) number 6815523/SSP-MG, inscribed in the register of individual taxpayers (CPF/MF) under number 024.875.636-21, resident and domiciled at Rua Sansão Alves dos Santos nº 343, ap. 3701, Cidade Monções, CEP 04571-090, in the city and state of São Paulo, to fill the vacant position as a result of resignation; and Mario Cunha Campos, Brazilian citizen, single, economist, holder of identification document (RG) number 105.989.27-1/IFP-RJ, inscribed in the register of individual taxpayers (CPF/MF) under number 045.350.647-09, resident and domiciled at Avenida Delfim Moreira nº 1172, ap. 401, Leblon, CEP 22441-000, in the city and state of Rio de Janeiro, to fill the position intended for an external member with recognized professional experience in matters under the charge of the Committee. Additionally, it is registered herein that Viviane Isabela de Oliveira Martins has been chosen as the Coordinator of the People Committee. It is also registered herein that due to the election recorded above, the People Committee of Companhia Paranaense de Energia - Copel will now be composed of the following members for the 2023/2025 office term: Viviane Isabela de Oliveira Martins (Coordinator), Marcelo Souza Monteiro, and Mario Cunha Campos. ------------------------------------------------------------

9. Appointment of Ethics Committee member. The Board of Directors unanimously decided that Viviane Isabela de Oliveira Martins will make up Copel’s Ethics Committee (with abstention of said appointee).--------------------------------------------------------------------------------------------------------------------

10. Deliberation about the non-exercise of subscription rights for the acquisition of shares issued by Dona Francisca Energética S.A. Cassio Santana da Silva, New Business Officer, accompanied by Milton Francisco dos Santos Junior, Superintendent of Generation, Transmission, Distribution, Mergers, Acquisitions, and Divestments, presented information and negotiations related to the notice sent by Gerdau S.A. and Statkraft Energias Renováveis S.A. about the exercise of subscription rights for the acquisition of shares issued by Dona Francisca Energética S.A. which are held by Statkraft, as provided for in DFESA’s Bylaws. Then, the Investment and Innovation Committee (CII) members were heard, who stated that the matter was discussed in their 51st Meeting, held on May 06, 2024, and recommended the approval of the matter by the Board of Directors. The Board of Directors, after analyzing and discussing the matter, considering the favorable opinion of the Executive Board, in its 2600th Meeting, held on May 3, 2024, as well as that of the CII, as recorded above, unanimously opted not to exercise subscription rights for the acquisition of part of the shares held by Statkraft in Dona Francisca Energética S.A., according to the material made available, which is in the custody of the Governance Bodies Secretariat.-----------

11. Deliberation on the start of the non-biding phase - Optimus Project. Cassio Santana da Silva, New Business Officer, accompanied by Milton Francisco dos Santos Junior, Superintendent of Generation, Transmission, Distribution, Mergers, Acquisitions, and Divestments, presented information about the business opportunity related to the Optimus Project, i.e. the potential divestment of assets owned by Copel Geração e Transmissão S.A. - Copel GeT with capacity lower than 50 MW: the Apucaraninha SHP, the Cavernoso SHP, the Cavernoso II SHP, the Chaminé SHP, the Chopim I HGP, the Guaricana HPP, the Marumbi HGP, the Melissa HGP, the Pitangui HGP, the Salto do Vau HGP, the São Jorge HGP, the Palmas WPP, and the Figueira TPP. Then, the Investment and Innovation Committee (CII) members were heard, who stated that the matter was discussed in their 51st Meeting, held on May 06, 2024, and recommended the approval by the Board

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

of Directors. After analyzing the information, discussing the matter, making clarifications and considering the favorable recommendation of the Executive Board, in its 2600th Meeting, held on May 03, 2024, as well as that of the CII, as recorded above, the Board of Directors unanimously approved: i) the start of the Non-Binding Phase of the operation, by making available the Teaser and the Non-Disclosure Agreement (NDA), as well as releasing the Notice to the Market on Copel’s potential divestment of the generation assets composed of HGPs, SHPs, HPP, WPP, and TPP; and ii) the continuity of the process and negotiations along with potential buyers, under the terms of the material made available, which is in the custody of the Governance Bodies Secretariat. ---------------

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of confidentiality by Management, under the head provision of Article 155 of Law 6,404/76, as they refer solely to the Company’s internal interests, therefore lying outside the scope of the provision contained in Paragraph 1 of Article 142 of the aforementioned Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO; CARLOS BIEDERMANN; MARCELO SOUZA MONTEIRO; JACILDO LARA MARTINS; GERALDO CORRÊA DE LYRA JUNIOR; FAUSTO AUGUSTO DE SOUZA; PEDRO FRANCO SALES; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary of Copel’s Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 22, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.